Filed Pursuant to Rule 433
Registration Nos. 333-279601 and 333-279601-02
February 27, 2025

BROOKFIELD FINANCE INC.
US$500,000,000 5.813% NOTES DUE 2055

PRICING TERM SHEET
February 27, 2025

Issuer:	Brookfield Finance Inc.

Guarantor:	Brookfield Corporation

Guarantee:	The Notes (as defined below) will be fully and unconditionally guaranteed as to payment of principal, premium (if any) and interest and certain other amounts by Brookfield Corporation.

Security:	5.813% Notes due March 3, 2055 (the “Notes”)

Expected Ratings*:	A3 (Stable) (Moody’s Investors Service, Inc.) A- (Stable) (S&P Global Ratings) A- (Stable) (Fitch Ratings, Inc.) A (Stable) (DBRS Limited)

Ranking:	Senior Unsecured

Size:

US$500,000,000

One or more of the underwriters may sell to affiliates of Brookfield Wealth Solutions Ltd. and certain other institutional investors US$25,000,000 aggregate principal amount (if any) of the Notes at the public offering price (for which no underwriting discount or commissions will be paid).

Trade Date:	February 27, 2025

Expected Settlement Date**:	March 3, 2025 (T+2)

Maturity Date:	March 3, 2055

Coupon:	5.813%

Interest Payment Dates:	March 3 and September 3, commencing September 3, 2025

Price to Public:	100.000%

Benchmark Treasury:	UST 4.500% due November 15, 2054

Benchmark Treasury Price & Yield:	98-31; 4.563%

Spread to Benchmark Treasury:	+ 125 basis points

Yield:	5.813%

Denominations:	Initial denominations of US$2,000 and subsequent multiples of US$1,000

Covenants:	Change of control (put @ 101%) Negative pledge Consolidation, merger, amalgamation and sale of substantially all assets

Redemption Provisions:

Make-Whole Call:	Prior to September 3, 2054 (six months prior to maturity), treasury rate plus 20 basis points

Par Call:	At any time on or after September 3, 2054 (six months prior to maturity), at 100% of the principal amount of the Notes to be redeemed

Use of Proceeds:	The net proceeds from the sale of the Notes will be used for general corporate purposes

CUSIP / ISIN:	11271L AP7 / US11271LAP76

Joint Book-Running Managers:	Deutsche Bank Securities Inc. SMBC Nikko Securities America, Inc. Citigroup Global Markets Inc. Mizuho Securities USA LLC BofA Securities, Inc.

Co-Managers:

Banco Bradesco BBI S.A.

BNP Paribas Securities Corp.

Brookfield Securities LLC

Desjardins Securities Inc.

Itau BBA USA Securities, Inc.

MUFG Securities Americas Inc.

National Bank of Canada Financial Inc.

Natixis Securities Americas LLC

Santander US Capital Markets LLC

SG Americas Securities, LLC

Conflicts of Interest:	Brookfield Securities LLC, one of the underwriters of this offering, is an affiliate of the Issuer and, therefore, has a conflict of interest under FINRA Rule 5121. Accordingly, this offering is being made in compliance with the requirements of Rule 5121. Pursuant to Rule 5121, Brookfield Securities LLC will not confirm sales of the Notes to any account over which it exercises discretionary authority without the prior written approval of the customer.

Capitalized terms used and not defined herein have the meanings assigned in the Issuer and the Guarantor’s Prospectus Supplement, dated February 27, 2025.

* Note: A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the delivery of the Notes hereunder may be required, by virtue of the fact that the Notes initially will settle in T+2, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their own advisors.

The Issuer and the Guarantor have filed a joint registration statement (including a prospectus) and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the Issuer and the Guarantor have filed with the SEC for more complete information about the Issuer, the Guarantor and this offering.

You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. at 1-800-503-4611 or by emailing prospectus.CPDG@db.com, or by calling SMBC Nikko Securities America, Inc. at 212-224-5135 or by emailing prospectus@smbcnikko-si.com.

No PRIIPs or UK PRIIPs key information document (KID) has been prepared as European Economic Area or UK retail investors are not targeted.

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